November 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn. Office of Trade & Services

Re: Exela Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022 Filed April 3, 2023
Form 8-K Filed August 14, 2023

Response dated October 4, 2023

File No. 001-36788

Greetings:

We hereby respond to the comments made by the Division of Corporation Finance, Office of Trade & Services (the “Staff”) in your letter dated October 16, 2023 (responding to our letter dated October 4, 2023 (written in response to the Staff’s letter dated September 6, 2023)), in each case related to the above-referenced filings of Exela Technologies, Inc. (the “Company” or “Exela”). We appreciate the opportunity to respond to your further inquiries. For ease of reference, the Staff’s comment is repeated in bold, italicized text below, immediately followed by the Company’s response. Unless otherwise noted, any references to prior comments are to comments raised in your September 6, 2023 letter (reproduced in our letter dated October 4, 2023).

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Note Regarding Non-GAAP Financial Measures, page 51

1.	We note your response to comment 1. Please quantify for us the amount for each of the categories included in this adjustment for the years provided. Please distinguish for us the amounts that represent optimization costs from amounts for restructuring costs. Please further explain why contract costs, productivity improvement initiatives in process transformation and customer transformation costs are not critical to your operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate your business. Also, please explain to us the difference in post-merger or acquisition integration costs included in this line item from transaction and integration costs included in the line item related to endnote (2). Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Below we have quantified the amount for each of the categories included in this adjustment for the years provided, and have distinguished the amounts that represent optimization costs from amounts for restructuring costs.

(in thousands of United States dollars)	Year Ended December 31,
	2022	2021	2020
Optimization	$21,138	$17,722	$41,688
Restructuring	4,191	4,524	3,928
Optimization and restructuring expenses	$25,329	$22,246	$45,616

These adjustments primarily reflect a fundamental change in our business model due to the implementation of technology and artificial intelligence over the past few years reducing our reliance on labor and through the implementation of our Work From Anywhere Model (since the unfortunate onset of the COVID-19 pandemic), we were able to dramatically reduce our real estate and facility costs. We do not consider these to be “normal, recurring, cash operating expenses” but rather the manifestation of a one-time significant shift in how we do business. The Company’s management believes that, by excluding these costs, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period over period.

The Company’s management also believes that using non-GAAP measures that exclude these costs is a useful supplement for investors to GAAP disclosures because they enhance the understanding of trends in operating the business without the effect of costs for these significant changes to the business. We further note that these changes have now largely been implemented, thus we also believe the impact of these adjustments will be less significant in the future, and we may consider phasing out this disclosure or replacing it with a different measure we believe to be useful to investors in future filings.

Finally, regarding your question with respect to the difference in post-merger or acquisition integration costs included in the line item related to endnote (1) on page 52 of the 10-K from the transaction and integration costs included in the line item related to endnote (2); we note that there is no duplication between those line items, and such costs are entirely addressed in the line item related to endnote (2). In the future we will remove “post-merger or acquisition integration” from the description of endnote (1).

2.	We note your response to comment 2. Please reconcile for us the amount of network outage costs included in your adjustment to the amount disclosed on page 82 for network outage. Please tell us your consideration of reducing the costs included in your adjustment by the insurance recoveries for those costs. Refer to Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, for amounts related to relocation and all other costs, please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations

Below we have reconciled the amount of network outage costs included in the adjustment to the amount disclosed on page 82.

For the Year Ended December 31,
(in thousands of United States dollars)	2022
Net amount included in other expense, net in the consolidated statements of operations (as reported on page 82)	3,727
Reduction in revenue by the settlement of claims paid to customers amount less insurance recovery (as reported on page 82)	51
Reduction in revenue by the estimated settlement amount of claims payable to customers (as reported on page 82)	5,068
Total direct network outage costs disclosed on page 82	8,846
Network outage incidence related indirect costs:
IT impact, technology and other administrative costs	10,890
Idle costs due to revenue loss	2,609
Total network outage costs included in other charges including non-cash used in Adjusted EBITDA computation	$22,345

With respect to your question regarding our consideration of reducing the costs included in our adjustment “by the insurance recoveries for those costs,” we confirm that the adjustment is net of costs for which we had at that time received recoveries. The adjustment does not, however include potential insurance recoveries; for example with respect to the approximately $5.1 million estimated for settlement of customer claims, because recovery was not certain at the time of recording the adjustment, and the Company had not received payment in respect of those claims (which is consistent with our disclosure on page 82 of the 10-K); nor does the adjustment take into account the amount of any potential business interruption claim, which had not been filed at the time of recording the adjustment.

Finally, with respect your question regarding “amounts related to relocation and all other costs,” we note that this adjustment is similar to the adjustments described in our previous response, i.e., they are extraordinary and relating to our fundamental business transformation, and for that reason we continue to believe that such presentation is useful to investors.

Form 8-K Filed August 14, 2023 Exhibit 99.1, page 99

3.	We note your response to comment 4. The most directly comparable corresponding GAAP measure to Contribution Margin is GAAP Gross Profit. Please revise future filings accordingly.

We acknowledge and agree with the Staff’s comment that the most directly comparable corresponding GAAP measure to Contribution Margin is GAAP Gross Profit. Accordingly, in our future filings, if we disclose Contribution Margin, we will include a disclosure to reconcile Contribution Margin to GAAP Gross Profit.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact the undersigned at (310)-740-9717.

Sincerely,

/s/ Matthew Brown

Matthew Brown
Interim Chief Financial Officer